FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

Press Release

Announcement Date for Q1 2005 Results

Athens, May 18th 2005

National Bank of Greece will announce Q1 2005 results, under IFRS accounts, for the Bank and the Group on Thursday 30 June 2005, at 16:15 Athens local time.

With a view to informing the investment community about the financial impact of the new accounting standards, National Bank of Greece will publish, before the announcement of Q1 2005 results, a special transition report to IFRS.

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

REPEAT GENERAL SHAREHOLDERS MEETING

TO BE HELD ON FRIDAY, 3 JUNE 2005, AT 12:00 NOON

Pursuant to the provisions for Sociétés Anonymes (Companies’ Act 2190/1920) and for dematerialized shares (Law 2396/96), and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 17 May 2005, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to a repeat General Meeting to be held at 12:00 noon on Friday, 3 June 2005, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

Approval of a stock options programme for the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies as per Companies’ Act 2190/1920 Article 13 par. 9, as amended.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the General Meeting in person or by proxy are requested to proceed as follows:

1.                                       Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Friday, 27 May 2005).

2.                                       Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in a Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at

least five (5) days before the date of the General Meeting (i.e. by Friday, 27 May 2005).

3.                                       Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and network branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Friday, 27 May 2005).

Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Friday, 27 May 2005.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210 334 3414/16/21/24/26/28/60/94, and Fax. Nos. +30 210 334 3404/06/10).

Athens, 17 May 2005
By order of the Board of Directors

EFSTRATIOS-GEORGE ARAPOGLOU
Chairman and Chief Executive Officer

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Share buy-back program

National Bank of Greece S.A. announces that on 17 May 2005, the Annual General Meeting of Shareholders approved a buy-back program of Bank own shares, pursuant to the provisions of article 16, paragraph 5 et seq. of Codified Law 2190/1920. According to this decision, the Bank may purchase own shares up to 5% of its total shares, during the period from 1 June 2005 to 15 May 2006, at a price per share between a minimum of €4.50 and a maximum of €37.00.

Following the Board of Directors’ decision dated 17 May 2005, in implementation of the above decision of the Annual General Meeting of Shareholders, the Bank intends to buy back up to 5,000,000 of its own shares (i.e. 1.5% of the company’s total shares), from 1 June to 31 August 2005, at a price per share between a minimum of €4.50 and a maximum of €37.00.

Athens, 18 May 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 18th May , 2005

Chairman - Chief Executive Officer